

2021

FOURTH QUARTER RESULTS

CEMEX | LATAM HOLDINGS

- **Stock Listing Information**
  Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange)
  Ticker: CLH

- **Investor Relations**

  Pablo Gutiérrez
  +57 (1) 603-9051
  E-mail: pabloantonio.gutierrez@cemex.com

This report contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy," and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ("CLH") current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries (together, the “CLH Group”), include, but are not limited to, the cyclical activity of the construction sector; the CLH Group’s exposure to other sectors that impact the CLH Group’s business, such as, but not limited to, the energy sector; competition in the markets in which the CLH Group offers its products and services; availability of raw materials and related fluctuating prices; general political, social, economic, health and business conditions in the markets in which the CLH Group operates or that affect its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the CLH Group’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CLH, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s notes and CEMEX’s other debt instruments; the CLH Group’s and CEMEX’s ability to refinance their existing indebtedness; availability of short-term credit lines, which can assist the CLH Group in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on the CLH Group’s and CEMEX’s cost of capital; loss of reputation of the CLH Group’s brands; the CLH Group’s and CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; the CLH Group’s ability to achieve cost-savings with its cost-reduction initiatives and implement the CLH Group’s pricing initiatives for its products; the increasing reliance on information technology infrastructure for the CLH Group’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for the CLH Group’s products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19 and its variants, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the CLH Group’s products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19 and its variants); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read this document and carefully consider the risks, uncertainties and other factors that affect the CLH Group’s business. The information contained in this report is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to the CLH Group’s prices for the CLH Group’s products.

The information included in this report is subject to CLH’s Board of Directors approval of the annual consolidated financial statements as of December 31st of 2021.

	January - December				Fourth Quarter			
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Consolidated cement volume[1]	5,539	4,752	17%		1,388	1,315	6%	
Consolidated domestic gray cement volume[1]	4,880	4,388	11%		1,224	1,211	1%	
Consolidated ready-mix volume[1]	1,750	1,550	13%		473	448	6%	
Consolidated aggregates volume[1]	3,713	3,256	14%		1,042	1,031	1%	
Net sales[1]	781	674	16%	17%	195	189	3%	8%
Gross profit[1]	303	268	13%	14%	71	77	(8%)	(5%)
as % of net sales	38.8%	39.8%	(1.0pp)		36.4%	40.9%	(4.5pp)	
Operating earnings (loss) before other expenses, net[1]	97	73	33%	34%	18	22	(16%)	(13%)
as % of net sales	12.4%	10.8%	1.6pp		9.4%	11.5%	(2.1pp)	
Controlling interest net income (loss)	-23	-121	81%		-17	8	n/a	
Operating EBITDA[1]	167	144	16%	17%	36	41	(13%)	(10%)
as % of net sales	21.3%	21.3%	0.0pp		18.2%	21.6%	(3.4pp)	
Free cash flow after maintenance capital expenditures	73	83	(12%)		-18	15	n/a	
Free cash flow	61	79	(23%)		-23	13	n/a	
Net debt[1]	587	654	(10%)		587	654	(10%)	
Total debt[1]	600	678	(11%)		600	678	(11%)	
Earnings (loss) of continued operations per share	0.02	(0.19)	n/a		0.03	0.01	n/a	
Shares outstanding at end of period	560	559	0%		560	559	0%	
Employees	4,169	3,940	6%		4,169	3,940	6%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.
1. This information does not include discontinued operations. Please see page 14 on this report for additional information.

Consolidated net sales Consolidated net sales during the fourth quarter of 2021 increased by 8% on a like-to-like basis adjusting for foreign exchange fluctuations, compared with those of the fourth quarter of 2020. Higher volumes in Panama and in the Rest of CLH region as well as higher prices in the Rest of CLH region, were the main drivers of the improvement.

Cost of sales as a percentage of net sales increased by 4.5pp during the quarter, from 59.1% in 4Q20 to 63.6% in 4Q21.

Operating expenses as a percentage of net sales declined by 2.3pp during the quarter, from 29.3% in 4Q20 to 27.0% in 4Q21.

Operating EBITDA during the fourth quarter of 2021 declined by 10% on a like-to-like basis, compared with that of the fourth quarter of 2020. The decline was mainly due to lower EBITDA in Colombia, partially offset by higher contributions from Panama and the Rest of CLH region.

Operating EBITDA margin during the fourth quarter of 2021 declined by 3.4pp compared with that of the fourth quarter of 2020. The positive effect from higher volumes and prices was offset by higher variable costs.

Controlling interest net loss during the fourth quarter was US$17 million, compared with an income of US$8 million during the same quarter of 2020.

Net debt reduced by US$67 million, or by 10%, during the year.

Colombia

	January - December				Fourth Quarter			
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	437	404	8%	10%	108	120	(10%)	(3%)
Operating EBITDA	86	87	(0%)	1%	18	30	(39%)	(36%)
Operating EBITDA margin	19.8%	21.4%	(1.6pp)		16.8%	24.9%	(8.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	8%	(4%)	11%	6%	14%	2%
Price (USD)	(3%)	(9%)	(1%)	(6%)	(2%)	(1%)
Price (local currency)	(0%)	(2%)	1%	1%	0%	7%

Year-over-year percentage variation.

In Colombia, our cement volumes declined by 4% during the quarter and increased by 8% during the full year. Regarding pricing, our cement prices remained flat during 2021 versus those of the previous year, despite a challenging competitive environment with price pressures.

In this regard, we recently implemented a price increase of around 4.5% for bagged cement effective in December 2021. For 2022, we expect to continue closing the gap between our cement prices and the sharp input-cost inflation experienced by the industry during previous quarters.

For the full year 2022, we expect our cement volumes to increase a low to mid-single digit, and our ready-mix volumes to increase in the low teens. In the ready-mix business, our volume growth should be supported by increased market demand and our recent investments to increase the ready-mix footprint, mainly in the metro areas of Bogota and Cali.

Panama

	January - December				Fourth Quarter			
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	121	80	51%	51%	31	23	35%	35%
Operating EBITDA	31	12	>100%	>100%	6	4	58%	58%
Operating EBITDA margin	26.0%	14.9%	11.1pp		18.3%	15.6%	2.7pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	41%	8%	22%	(7%)	26%	(1%)
Price (USD)	(5%)	(5%)	(8%)	(6%)	(7%)	(2%)
Price (local currency)	(5%)	(5%)	(8%)	(6%)	(7%)	(2%)

Year-over-year percentage variation.

In Panama, our domestic cement volumes increased during the quarter and the full year by 8% and 41%, respectively.

With regards to our cement operations, during 2021, our cement plant became a relevant exporter and a key component of our regional trading network. During the year we exported more than 200 thousand tons of cement and clinker to nearby markets with supply shortages.

Please note that our sales of domestic clinker and exports are not included in the table above which refers to volume and price variations of "Domestic gray cement".

For the full year 2022, we expect our cement volumes to increase mid-single digits and our ready-mix volumes to grow at least 30%. Volume growth should be supported by the recent construction start of the Panama Metro Line 3 project.

Rest of CLH

	January - December				Fourth Quarter			
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
Net sales	245	205	20%	21%	59	50	19%	19%
Operating EBITDA	87	71	22%	23%	21	15	37%	37%
Operating EBITDA margin	35.4%	34.6%	0.8pp		35.7%	30.9%	4.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	13%	13%	27%	18%	(4%)	(21%)
Price (USD)	3%	5%	28%	26%	63%	81%
Price (local currency)	4%	5%	29%	27%	67%	85%

Year-over-year percentage variation.

In Guatemala, cement volumes remained strong during the year driven by increased activity in the self-construction sector and a recovery in the formal sector. Our cement prices in local-currency terms increased by 4% and 3% during the quarter and the full year, respectively, on a year-over-year basis.

In Nicaragua, cement volumes remained strong during the year driven mainly by the self-construction sector and by government-sponsored projects. Cement consumption was supported by increased remittances.

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2021	2020	% var	2021	2020	% var
Operating earnings before other expenses, net	**97**	**73**	**33%**	**18**	**22**	**(16%)**
+ Depreciation and operating amortization	70	71		17	19	
Operating EBITDA	**167**	**144**	**16%**	**36**	**41**	**(13%)**
- Net financial expense	42	50		10	11	
- Capital expenditures for maintenance	32	16		17	6	
- Change in working Capital	2	(4)		9	(11)	
- Taxes paid	21	13		5	16	
- Other cash items (Net)	10	12		4	7	
- Free cash flow discontinued operations	(12)	(25)		9	(4)	
Free cash flow after maintenance capital exp	**73**	**83**	**(12%)**	**(18)**	**15**	**n/a**
- Strategic capital expenditures	12	4		4	2	
Free Cash Flow	**61**	**79**	**(23%)**	**(23)**	**13**	**n/a**

In millions of US dollars, except percentages.

Free cash flow reached US$61 million during 2021, declining on a year-over-year basis mainly due to higher CAPEX and taxes, as well as lower free cash flow from discontinued operations, despite higher EBITDA.

Net financial expense declined by US$8 million during the year. Regarding taxes paid, we received refunds in Colombia for ~US$20 million during 2020 vs. ~US$7 million during 2021.

Information on Debt

	Fourth Quarter			Third Quarter
	2021	2020	% var	2021
Total debt [1, 2]	**600**	**678**		**581**
Short term	11%	1%		1%
Long term	89%	99%		99%
Cash and cash equivalents	14	24	(44%)	23
Net debt	**587**	**654**	**(10%)**	**558**

In millions of US dollars, except percentages.

1. Includes leases, in accordance with International Financial Reporting Standards (IFRS).

2. Represents the consolidated balances of CLH and subsidiaries.

	Fourth Quarter	
	2021	2020
Currency denomination		
U.S. dollar	87%	87%
Colombian peso	13%	13%
Interest rate		
Fixed	81%	69%
Variable	19%	31%

Net Debt decreased by US$67 million during the year.

Guidance Full Year 2022[2]

	Year 2022 vs. 2021		
	Colombia	Panama	CLH[1]
Cement volume	Low-to-mid single digit increase	Mid-single digit increase	Low-to-mid single digit increase
Ready-mix volume	Low-teens increase	At least 30%	Low-teens increase

	Year 2022
Total CAPEX	$110
Maintenance	$35
Strategic	$75
Cash taxes	$80

In millions of US dollars, except percentages.

1. This information does not include discontinued operations. Please see page 14 on this report for additional information.

[2] Reflects current expectations

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

INCOME STATEMENT	January - December 2021	2020	% var	l-t-l % var	Fourth Quarter 2021	2020	% var	l-t-l % var
Net sales	781,183	674,192	16%	17%	195,202	188,761	3%	8%
Cost of sales	(478,305)	(406,167)	(18%)		(124,223)	(111,643)	(11%)	
Gross profit	**302,878**	**268,025**	**13%**	**14%**	**70,979**	**77,118**	**(8%)**	**(5%)**
Operating expenses	(206,005)	(195,156)	(6%)		(52,671)	(55,357)	5%	
Operating earnings (loss) before other expenses, net	**96,873**	**72,869**	**33%**	**34%**	**18,308**	**21,761**	**(16%)**	**(13%)**
Other expenses, net	(21,397)	(110,287)	81%		(14,374)	(7,765)	(85%)	
Operating earnings (loss)	**75,476**	**(37,418)**	**n/a**		**3,934**	**13,996**	**(72%)**	
Financial expenses	(41,657)	(49,746)	16%		(10,157)	(11,163)	9%	
Other income (expenses), net	(937)	4,834	n/a		3,271	23,240	(86%)	
Net income (loss) before income taxes	**32,882**	**(82,330)**	**n/a**		**(2,952)**	**26,073**	**n/a**	
Income tax	(23,905)	(27,079)	12%		18,961	(20,869)	n/a	
Profit (loss) of continuing operations	**8,977**	**(109,409)**	**n/a**		**16,009**	**5,204**	**208%**	
Discontinued operations	(32,203)	(12,119)	(166%)		(33,291)	3,087	n/a	
Consolidated net income (loss)	**(23,226)**	**(121,528)**	**81%**		**(17,282)**	**8,291**	**n/a**	
Non-controlling interest net loss	34	918	(96%)		69	153	(55%)	
Controlling Interest Net Income (loss)	**(23,192)**	**(120,610)**	**81%**		**(17,213)**	**8,444**	**n/a**	
Operating EBITDA	**166,747**	**143,923**	**16%**	**17%**	**35,553**	**40,778**	**(13%)**	**(10%)**
Earnings (loss) of continued operations per share	**0.02**	**(0.19)**	**n/a**		**0.03**	**0.01**	**n/a**	
Earnings (loss) of discontinued operations per share	**(0.06)**	**(0.02)**	**(165%)**		**(0.06)**	**0.01**	**n/a**	

BALANCE SHEET	as of December 31 2021	2020	% var
Total Assets	**2,389,066**	**2,667,501**	**(10%)**
Cash and Temporary Investments	13,621	24,437	(44%)
Trade Accounts Receivables	44,953	56,600	(21%)
Other Receivables	37,863	44,388	(15%)
Inventories	69,709	74,262	(6%)
Assets Held for Sale	338,049	4,269	7818%
Other Current Assets	9,988	15,349	(35%)
Current Assets	**514,183**	**219,305**	**134%**
Fixed Assets	894,434	1,042,926	(14%)
Other Assets	980,449	1,405,270	(30%)
Total Liabilities	**1,127,832**	**1,318,052**	**(14%)**
Liabilities directly related to assets held for sale	36,670	0	n/a
Other Current Liabilities	281,756	236,090	19%
Current Liabilities	**318,426**	**236,090**	**35%**
Long-Term Liabilities	758,194	1,026,431	(26%)
Other Liabilities	51,212	55,531	(8%)
Consolidated Stockholders' Equity	**1,261,234**	**1,349,449**	**(7%)**
Non-controlling Interest	5,326	4,830	10%
Stockholders' Equity Attributable to Controlling Interest	1,255,908	1,344,619	(7%)

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - December			Fourth Quarter		
INCOME STATEMENT	2021	2020	% var	2021	2020	% var
Net sales	2,954,928	2,514,650	18%	766,271	685,990	12%
Cost of sales	(1,809,254)	(1,514,952)	(19%)	(487,641)	(405,730)	(20%)
Gross profit	**1,145,674**	**999,698**	**15%**	**278,630**	**280,260**	**(1%)**
Operating expenses	(779,238)	(727,906)	(7%)	(206,761)	(201,175)	(3%)
Operating earnings (loss) before other expenses, net	**366,436**	**271,792**	**35%**	**71,869**	**79,085**	**(9%)**
Other expenses, net	(80,938)	(411,357)	80%	(56,426)	(28,221)	(100%)
Operating earnings (loss)	**285,498**	**(139,565)**	**n/a**	**15,443**	**50,864**	**(70%)**
Financial expenses	(157,574)	(185,546)	15%	(39,872)	(40,568)	2%
Other income (expenses), net	(3,545)	18,030	n/a	12,842	84,458	(85%)
Net income (loss) before income taxes	**124,379**	**(307,081)**	**n/a**	**(11,587)**	**94,754**	**n/a**
Income tax	(90,424)	(100,999)	10%	74,430	(75,842)	n/a
Profit (loss) of continuing operations	33,955	(408,080)	n/a	62,843	18,912	232%
Discontinued operations	(121,811)	(45,202)	(169%)	(130,686)	11,217	n/a
Consolidated net income (loss)	**(87,856)**	**(453,282)**	**81%**	**(67,843)**	**30,129**	**n/a**
Non-controlling interest net loss	127	3,423	(96%)	273	559	(51%)
Controlling Interest Net Income (loss)	**(87,729)**	**(449,859)**	**80%**	**(67,570)**	**30,688**	**n/a**
Operating EBITDA	**630,742**	**536,814**	**17%**	**139,565**	**148,193**	**(6%)**
Earnings (loss) of continued operations per share	**61**	**(730)**	**n/a**	**112**	**34**	**n/a**
Earnings (loss) of discontinued operations per share	**(218)**	**(81)**	**169%**	**(234)**	**20**	**n/a**

	as of December 31		
BALANCE SHEET	2021	2020	% var
Total Assets	**9,511,254**	**9,156,197**	**4%**
Cash and Temporary Investments	54,226	83,880	(35%)
Trade Accounts Receivables	178,964	194,279	(8%)
Other Receivables	150,739	152,362	(1%)
Inventories	277,521	254,903	9%
Assets Held for Sale	1,345,827	14,655	9083%
Other Current Assets	39,769	52,685	(25%)
Current Assets	**2,047,047**	**752,764**	**172%**
Fixed Assets	3,560,882	3,579,843	(1%)
Other Assets	3,903,325	4,823,590	(19%)
Total Liabilities	**4,490,078**	**4,524,213**	**(1%)**
Liabilities directly related to assets held for sale	145,988	0	n/a
Other Current Liabilities	1,121,713	810,378	38%
Current Liabilities	**1,267,701**	**810,378**	**56%**
Long-Term Liabilities	3,018,493	3,523,225	(14%)
Other Liabilities	203,884	190,610	7%
Consolidated Stockholders' Equity	**5,021,176**	**4,631,984**	**8%**
Non-controlling Interest	21,201	16,579	28%
Stockholders' Equity Attributable to Controlling Interest	4,999,975	4,615,405	8%

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - December				Fourth Quarter			
	2021	2020	% var	l-t-l % var	2021	2020	% var	l-t-l % var
NET SALES								
Colombia	436,733	403,738	8%	10%	108,243	120,049	(10%)	(3%)
Panama	121,261	80,445	51%	51%	30,878	22,919	35%	35%
Rest of CLH	245,307	204,687	20%	21%	59,345	50,004	19%	19%
Others and intercompany eliminations	(22,118)	(14,678)	(51%)	(51%)	(3,264)	(4,211)	22%	22%
TOTAL	**781,183**	**674,192**	**16%**	**17%**	**195,202**	**188,761**	**3%**	**8%**
GROSS PROFIT								
Colombia	158,690	163,678	(3%)	(2%)	36,828	51,458	(28%)	(23%)
Panama	37,683	18,970	>100%	99%	7,992	5,749	39%	39%
Rest of CLH	108,884	87,588	24%	25%	26,622	19,816	34%	35%
Others and intercompany eliminations	(2,378)	(2,211)	(8%)	(8%)	(463)	95	N/A	N/A
TOTAL	**302,878**	**268,025**	**13%**	**14%**	**70,979**	**77,118**	**(8%)**	**(5%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	60,834	61,377	(1%)	(0%)	12,107	23,166	(48%)	(45%)
Panama	15,003	(3,740)	n/a	N/A	1,608	(610)	N/A	N/A
Rest of CLH	79,535	63,004	26%	27%	18,902	13,553	39%	40%
Others and intercompany eliminations	(58,499)	(47,772)	(22%)	(22%)	(14,309)	(14,348)	0%	0%
TOTAL	**96,873**	**72,869**	**33%**	**34%**	**18,308**	**21,761**	**(16%)**	**(13%)**
OPERATING EBITDA								
Colombia	86,411	86,520	(0%)	1%	18,164	29,935	(39%)	(36%)
Panama	31,491	11,962	>100%	>100%	5,659	3,576	58%	58%
Rest of CLH	86,729	70,917	22%	23%	21,171	15,469	37%	37%
Others and intercompany eliminations	(37,884)	(25,476)	(49%)	(49%)	(9,441)	(8,201)	(15%)	(15%)
TOTAL	**166,747**	**143,923**	**16%**	**17%**	**35,553**	**40,778**	**(13%)**	**(10%)**
OPERATING EBITDA MARGIN								
Colombia	19.8%	21.4%	(1.6pp)		16.8%	24.9%	(8.1pp)	
Panama	26.0%	14.9%	11.1pp		18.3%	15.6%	2.7pp	
Rest of CLH	35.4%	34.6%	0.7pp		35.7%	30.9%	4.7pp	
TOTAL	**21.3%**	**21.3%**	**0.0pp**		**18.2%**	**21.6%**	**(3.4pp)**	

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - December			Fourth Quarter		
	2021	2020	% var	2021	2020	% var
Total cement volume[1 2]	5,539	4,752	17%	1,388	1,315	6%
Total domestic gray cement volume[2]	4,880	4,388	11%	1,224	1,211	1%
Total ready-mix volume[2]	1,750	1,550	13%	473	448	6%
Total aggregates volume[2]	3,713	3,256	14%	1,042	1,031	1%

1. Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
2. This information does not include discontinued operations. Please see page 14 on this report for additional information.

Per-country volume summary

	January - December 2021 vs. 2020	Fourth Quarter 2021 vs. 2020	Fourth Quarter 2021 vs. Third Quarter 2021
DOMESTIC GRAY CEMENT			
Colombia	8%	(4%)	(6%)
Panama	41%	8%	(2%)
Rest of CLH	13%	13%	2%
READY-MIX			
Colombia	11%	6%	1%
Panama	22%	(7%)	(2%)
Rest of CLH	27%	18%	(6%)
AGGREGATES			
Colombia	14%	2%	10%
Panama	26%	(1%)	(10%)
Rest of CLH	(4%)	(21%)	6%

Price Summary

Variation in U.S. dollars

	January - December 2021 vs. 2020	Fourth Quarter 2021 vs. 2020	Fourth Quarter 2021 vs. Third Quarter 2021
DOMESTIC GRAY CEMENT			
Colombia	(3%)	(9%)	(2%)
Panama	(5%)	(5%)	(1%)
Rest of CLH	3%	5%	0%
READY-MIX			
Colombia	(1%)	(6%)	(3%)
Panama	(8%)	(6%)	(0%)
Rest of CLH	28%	26%	2%
AGGREGATES			
Colombia	(2%)	(1%)	(8%)
Panama	(7%)	(2%)	(14%)
Rest of CLH	63%	81%	19%

Variation in local currency

	January - December 2021 vs. 2020	Fourth Quarter 2021 vs. 2020	Fourth Quarter 2021 vs. Third Quarter 2021
DOMESTIC GRAY CEMENT			
Colombia	(0%)	(2%)	0%
Panama	(5%)	(5%)	(1%)
Rest of CLH	4%	5%	1%
READY-MIX			
Colombia	1%	1%	(1%)
Panama	(8%)	(6%)	(0%)
Rest of CLH	29%	27%	3%
AGGREGATES			
Colombia	0%	7%	(6%)
Panama	(7%)	(2%)	(14%)
Rest of CLH	67%	85%	19%

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia and Panama.

Countries in the Rest of CLH include Nicaragua and Guatemala.

Exchange rates

	January - December		January - December		Fourth Quarter	
	2021 EoP	2020 EoP	2021 average	2020 average	2021 average	2020 average
Colombian peso	3,981.16	3,432.50	3,782.63	3,729.87	3,925.53	3,634.17
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	645.25	617.30	625.65	591.41	639.76	613.00
Euro	0.88	0.82	0.85	0.87	0.87	0.84

Amounts provided in units of local currency per US dollar.

Relevant accounting effects included in the reported financial statements

In the financial statements as of December 31, 2021, and 2020, CLH recognized non-cash impairment losses of goodwill in 2021 related to its business in Costa Rica of $107.6 million and in 2020, for an aggregate amount of $108.2 million, related to its business in Panama of $81.3 million and Costa Rica of $26.9 million, recognized in other expenses, net in the statements of operations against the balance of goodwill in the statement of financial position. In 2021, the impairment loss was mainly generated by lower long-term projected cash flows related to the Costa Rican operation, which resulted in a decrease in the fair value of the segment, while in 2020, the impairment loss mainly relates to the negative effects of the COVID-19 Pandemic.

In addition, in December 2021, considering the status for tax purposes of its sub-holding entities, CLH evaluated the possible reversal of its deferred income tax liabilities related to goodwill recognized at the consolidated level under IFRS and concluded that the income tax effects in CLH of a deferred income tax liability of $97.6 million associated with the purchase in the past of the operations in Costa Rica and Nicaragua will not reverse in the foreseeable future; therefore, the balance was canceled.

Considering the contracts signed on December 29, 2021 with certain affiliates of Cementos Progreso Holdings, S.L. ("Cementos Progreso") for the sale of CLH´s operations in Costa Rica and El Salvador as described below, the impairment losses of goodwill related to Costa Rica of $107.6 million in 2021 and $26.9 million in 2020, as well as a portion of $79.5 million of the deferred income tax liability write off described above allocated to Costa Rica's goodwill, were reclassified from the line items of Other expenses, net and Income tax, respectively, to the line item of discontinued operations in the statement of operations.

Discontinued operations

On December 29, 2021, directly and through certain subsidiaries, CLH signed an agreement with Cementos Progreso for the sale of its operations in Costa Rica and El Salvador, for a total consideration of $335 million subject to final adjustments. The assets for divestment consist of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. The transaction is subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities, CLH expects to finalize this transaction during the first half of 2022. As of December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of "Assets held for sale" and "Liabilities directly related to assets held for sale", respectively. CLH's operations of these assets for the years ended December 31, 2021, and 2020 are reported in the statements of operations, net of income tax, in the single line item "Discontinued operations."

The following table presents condensed combined information of the Statements of Operations of CLH's discontinued operations, previously mentioned, in Costa Rica and El Salvador for the years ended December 31, 2021, and 2020:

STATEMENT OF OPERATIONS

(Millions of U.S. dollars)	2021	2020
Sales	139.5	115.4
Cost of sales, operating expenses, and other expenses [1]	(217.1)	(119.8)
Interest expense, net, and others	(0.1)	-
Loss before income tax	(77.7)	(4.4)
Income tax [2]	46.0	(7.5)
Loss from discontinued operations	(31.7)	(11.9)
Net loss noncontrolling interest	(0.5)	(0.2)
Net loss controlling interest	**(32.2)**	**(12.1)**

1. In 2021 and 2020, as mentioned above, includes non-cash impairment losses of goodwill of $107.6 million and $26.9 million, respectively, related to the operating segment in Costa Rica.

2. In 2021, includes the cancelation of a deferred income tax liability related to goodwill associated with the original purchase of Costa Rica by CLH of $79.5 million.

Assets held for sale and related liabilities

As of December 31, 2021, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Costa Rica and El Salvador, as mentioned above:

(Millions of U.S. dollars)	4Q21
Current assets	26.2
Property, machinery and equipment, net	44.6
Goodwill and other non-current assets [1]	263.8
Total assets of the disposal group	334.6
Current liabilities	27.7
Non-current liabilities	8.9
Total liabilities directly related to disposal group	36.6
Total net assets of disposal group	298.0

1. In 2021 and 2020, as mentioned above, includes non-cash impairment losses of goodwill of $107.6 million and $26.9 million, respectively, related with the operating segment in Costa Rica.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring CLH's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures are investments incurred with the purpose of increasing CLH's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.